EXHIBIT 11
F&M NATIONAL CORPORATION AND SUBSIDIARIES
COMPUTATIONS OF WEIGHTED AVERAGE SHARES
OUTSTANDING AND EARNINGS PER SHARE - 1996
(in thousands, except per share amounts)

Basic EPS:

     Average shares outstanding - 1996                                  16,570

     Restatement related to Fairfax Bank and Trust Company               2,485  (1)

     Restatement related to F&M Bank-Allegiance                          1,354  (1)

     1996 Weighted average shares outstanding                           20,409

     Net income - 1996                                              $   29,298

     Earnings per share, basic - 1996                               $     1.44

Diluted EPS:

     1996 Weighted average shares outstanding                           20,409

          Effect of dilutive shares                                        211

     1996 Weighted average shares outstanding, assuming dilution        20,620

     Net income - 1996                                              $   29,298

     Earnings per share, assuming dilution - 1996                   $     1.42

 (1) On March 29, 1996, the merger with FB&T Financial Corporation was consummated with 2,517,577 shares of F&M National Corporation common stock being issued. The transaction was accounted for using the pooling-of-interests method of accounting. Accordingly, the shares outstanding have been restated for all reported periods to reflect the acquisition.

     Additionally, on October 1, 1996, the merger with Allegiance Banc Corporation was consummated with 1,455,628 shares of F&M National Corporation common stock being issued. The transaction was accounted for using the pooling-of-interests method of accounting. Accordingly, the shares outstanding have been restated for all reported periods to reflect the acquisition.

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